FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, March 22, 2006

Mister
Alberto Etchegaray de la Cerda
Superintendent of Securities and Insurance
Santiago

Dear Sir,

In accordance with article 68 of the Law N° 18,045, and as established in the Circular N° 3572 of year 2000 of that Superintendency, we enclose Anex N°1 which contains information regarding the election of the Board of Directors of Enersis S.A. for a period of three years, agreed at its Ordinary Shareholders Meeting, celebrated on March 21, 2006.

Yours sincerely,

Mario Valcarce D.
Chief Executive Officer

cc.:

Bolsa Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa Corredores de Valparaíso
Comisión Clasificadora de Riesgo
Representante Tenedores de Bonos Locales
Depósito Central de Valores

Messrs
Registry of SVS Directors

Date:

22-Mar-06

Kind of Company: Corporation (Sociedad Anónima Abierta)

Company Name

ENERSIS S.A.

Tax No:

94.271.000 - 3

Administration:

Tax No	Last name/Names	Position	Beginning	Ending	Reason for ending

		Cod.	Month/Day/Year	Month/Day/Year

5.710.967 - K	Yrarrázaval Valdés, Pablo	D	3/21/2006	---	---

0-E	Miranda Robredo, Rafael	D	3/21/2006	---	---

4.132.185 - 7	Somerville Senn, Hernán	D	3/21/2006	---	---

5.715.860 - 3	Tironi Barrios, Eugenio	D	3/21/2006	---	---

0-E	De la Mata Gorostizaga, Juan Ignacio	D	3/21/2006	---	---

0-E	Español Navarro, Rafael	D	3/21/2006	---	---

5.206.994 - 7	Claro Grez, Patricio	D	3/21/2006	---	---

5.126.588 - 2	Silva Bafalluy, Ernesto	D	11/28/1997	3/21/2006	Termination Period

Mario Valcarce Durán
Chief Executive Officer
Enersis S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Mario Valcarce
--------------------------------------------------

Name:	Mario Valcarce
Title:	Chief Executive Officer

Date: March. 23, 2006